St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

[redacted]

03037947

November 21, 2003

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #142 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Closes $18 million Financing For West Africa Gold Exploration

Vancouver, November 21, 2003 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has just closed an $18 million private placement financing which was co led by Haywood Securities Inc. and Salman Partners Inc. (the Agents). As previously announced November 5, 2003 the company originally agreed to issue 7.5 million units, but due to over subscription demand the agents exercised their $3 million greenshoe option. Accordingly a total of 9 million units, at $2.00 per unit have been issued. Each Unit consisted of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at $3.00 for a period of five years.

The Agents in connection with the private placement, have received a 6.5% commission together with Agent Compensation Options, which entitles them to acquire 450,000 shares each at the same price of the unit issue for a period of two years. All shares issued in this private placement will be subject to the standard hold period imposed by Exchange Policies.

The Company is in a strong financial position to continue to explore and develop its four advanced stage gold projects in West Africa. Drilling is currently underway on select targets at both the Hwini Butre and Benso projects in Ghana. At Goulagou in Burkina Faso the company is drilling on the GG1 and GG2 gold targets. At Rounga the exploration team have started a 2000 sample geochem program with a view of extending the strike of the original discovery and to establish new drill targets.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company's four advanced-stage projects namely, Hwini-Butre, Benso, Goulagou and Rounga cover over 571 sq. km. (141,171 acres) of one of the richest and most productive gold bearing regions in the world. With an expanding gold resource, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com